Exhibit 3.3

CERTIFICATE OF AMENDMENT TO

CERTIFICATE OF INCORPORATION

This corporation (the “Corporation”) organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That by written consent of the Board of Directors of:

Chay Enterprises, Inc.

resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of the Corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof. The resolution setting forth the amendment was as follows:

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing the Article thereof numbered “FIRST” so that, as amended, said Article shall be and read as follows:

FIRST: The name of the Corporation is Ampio Pharmaceuticals, Inc.

SECOND: That pursuant to a resolution of its Board of Directors and in accordance with Section 228(a) of the General Corporation Law of the State of Delaware, a special meeting of the stockholders of said corporation was held on March 1, 2010, at which the necessary number of shares as required by statute were voted in favor of the name change amendment, such change to be effected at such time as was determined to be in the best interests of the Corporation, as determined by the Board of Directors of the Corporation.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed this 25 day of March, 2010.

By:	/s/ Donald B. Wingerter, Jr.
Name:	Donald B. Wingerter, Jr.
Title:	Chief Executive Officer